Exhibit 10.26

August 25, 2021

Julia Brown

[***]

Dear Julia:

On behalf of my fellow Board members, I am pleased to extend to you a formal offer to serve on the Board of Managers of Solo Brands (“Solo” or the “Company”) and the governing boards of its subsidiaries.

In return for your services, you will receive annual cash compensation of $60,000 (on an annualized basis based on number of calendar days) payable to you by the Company or one of its subsidiaries payable in monthly installments in accordance with the Company’s general payroll practices for its executive officers (as in effect from time to time). We intend to appoint you to the compensation committee of the Board. Your committee service shall entitle you to an additional $6,000 in annual cash compensation.

In addition, you will receive 85,000 Incentive Units of the Company (the “Incentive Units”) for a de minimis purchase price of $100 in the aggregate. The Incentive Units shall have a participation threshold or “strike price” which corresponds with the most recent equity valuation of the Company at $4.12 per unit (an enterprise value of approximately $2.10 billion). The Incentive Units will time-vest ratably over four years, with 25% of such time-vesting Incentive Units vesting quarterly until the first anniversary of the grant date and the remaining 75% vesting in equal monthly installments over the following three years, in each case so long as you continue serving on the Board. In the event of an initial public offering (“IPO”) of the Company, you will receive an additional grant of restricted stock (“RSUs”) of $300,000, which shall vest annually over three years. You will receive an annual refresh grant of RSUs with a value equal to $125,000 at the then-prevailing share price at the first annual meeting of shareholders and at each subsequent annual meeting for so long as you continue to serve on the Board. Your annual grants shall vest at the earlier of one (1) year from the grant date or the next annual shareholders meeting date. All post-IPO director compensation is subject to an annual limit of $750,000 per annum ($1.0 million in the first year). In the event that the Company does not complete an IPO you will be eligible for annual refresh grants in a private company incentive plan at the discretion of the Board.

The initial incentive unit grant will be made pursuant to an Incentive Equity Agreement substantially in the same form as will be adopted by the Board for the Company’s executive officers. The equity grant will not provide any guarantee of or commitment to your continued service on the Board. The Incentive Units are designed for you to realize superior tax treatment as compared to a traditional option program.

You will also have the opportunity to make a cash investment in an amount up to $250,000 in the Company’s Ordinary Units at the current price per unit of $4.12. These units will be issued by the Company with a deadline to purchase of August 31, 2021.

The Board currently expects to meet approximately once every quarter. We expect to conduct two board meetings per year in person and two meetings per year virtually. Additional telephonic or in-person committee or Board meetings may be held as necessary. Board meetings will be held in Dallas at the principal offices of the Company. Although in-person attendance is encouraged when practical, participation by teleconference is acceptable as your schedule demands. Board members currently serve for an unlimited term, subject to your resignation or removal from the Board by funds affiliated with Summit Partners, L.P.

The Company’s policy is to provide indemnification to the members of the Board of Managers in connection with their service to the Company. The Company’s Limited Partnership Agreement provides broad indemnification rights and the Company also offers a separate indemnification agreement with its Board members. The Company will maintain customary Directors & Officers insurance at all times. All reasonable travel expenses for board matters will be reimbursed by the Company.

I know I speak for the entire Board in extending a sincere welcome. We think you will make a tremendous addition to the Board and we look forward to your able support and guidance in directing the future growth of Solo Brands. To accept this offer, please counter-sign this letter below and return a copy to me. We will then provide a series of legal documents for your review and signature.

Best Regards,

Matthew Guy-Hamilton

Board Member

Agreed and accepted this 30th day of August 2021:

/s/ Julia Brown
Julia Brown

BOSTON	MENLO PARK	LONDON	WWW.SUMMITPARTNERS.COM